Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 11 DATED DECEMBER 12, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated April 26, 2018 and Supplement No. 10 dated November 26, 2018, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the follow-on offering of shares of Cole Credit Property Trust V, Inc.;
(2)	recent real property acquisitions; and
(3)	updates to our management.
OPERATING INFORMATION
Status of Our Follow-On Offering
The registration statement for our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in shares of Class A common stock (Class A shares) and $540,000,000 in shares of Class T common stock (Class T shares). We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of November 2018, we accepted investors’ subscriptions for, and issued, a total of approximately 106,000 shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $2.5 million, consisting of approximately 61,000 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $1.5 million ($1.2 million in Class A shares and $295,000 in Class T shares), and approximately 45,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.0 million. As of November 30, 2018, we had accepted investors’ subscriptions for, and issued, a total of approximately 2.6 million shares of our common stock in our follow-on offering, resulting in gross proceeds to us of approximately $65.1 million ($43.4 million in Class A shares and $21.7 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan). As of November 30, 2018, approximately $1.4 billion in shares of our common stock remained available for sale in our follow-on offering. Combined with our initial public offering, we have issued a total of approximately 18.0 million shares of our common stock in our initial offering and our follow-on offering, resulting in gross proceeds to us of approximately $450.2 million ($403.0 million in Class A shares and $47.2 million in Class T shares; including shares issued pursuant to our distribution reinvestment plan) as of November 30, 2018.
On November 26, 2018, our board of directors approved the termination of the primary portion of the follow-on offering, which termination will be effective on December 31, 2018. In connection with the termination of the primary portion of the follow-on offering, our policy, which is subject to our discretion, will be to accept subscription agreements for the primary portion of the follow-on offering only if they are received by our transfer agent on or before the close of business on December 31, 2018 and fully funded and in good order no later than the close of business on January 15, 2019. We intend to continue to issue shares of our common stock pursuant to the distribution reinvestment plan portion of the follow-on offering following the termination of the primary portion of the follow-on offering.

PROSPECTUS UPDATES
Recent Real Property Acquisitions
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Assets” beginning on page 14 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Acquisitions” beginning on page 111 of the prospectus, and describes activity that occurred subsequent to the activity as of November 7, 2018 previously disclosed in our prospectus, as supplemented.
As of November 30, 2018, we, through separate wholly-owned limited liability companies and limited partnerships, owned 142 properties, acquired for an aggregate purchase price of $699.7 million, located in 34 states, consisting of nine anchored shopping centers and 133 retail properties, comprising an aggregate of approximately 3.5 million gross rentable square feet of commercial space, including square feet of buildings that are on land subject to ground leases. We acquired one property between November 8, 2018 and November 30, 2018. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.
Management
All discussions of our management and the management of our advisor set forth in the prospectus are supplemented with the following information:
On December 6, 2018, Glenn J. Rufrano, one of our directors, tendered his resignation from the board of directors, effective December 31, 2018. This resignation is not a result of any disagreements with us on any matter relating to our operations, policies or practices. To fill the vacancy created by Mr. Rufrano’s resignation, Richard S. Ressler was appointed to serve as a director by all of the directors, including all of the independent directors, immediately upon the effectiveness of Mr. Rufrano’s resignation. Mr. Ressler will serve as a director until our next annual meeting of stockholders and until his successor is duly elected and qualifies or until his earlier resignation or removal in accordance with our organizational documents and applicable law.
The following information supersedes and replaces the first and second paragraphs of the section of the prospectus captioned “Management — Executive Officers and Directors” beginning on page 70 of the prospectus, and all similar discussions appearing throughout the prospectus are superseded, replaced or supplemented, as appropriate.
Avraham Shemesh serves as our chief executive officer and president and one of our directors, and Nathan D. DeBacker serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Shemesh or DeBacker for their services as executive officers, or, in the case of Mr. Shemesh and Richard S. Ressler, for their service as directors, of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Jeffrey R. Smith serves as our vice president of accounting and principal accounting officer. We do not directly compensate Mr. Smith for his services as a non-executive officer of our company. We have provided below certain information about these three officers and our directors.

Name	Age*	Position(s)
Avraham Shemesh	56	Chief executive officer, president and director
Nathan D. DeBacker	38	Chief financial officer and treasurer
Jeffrey R. Smith	35	Vice president of accounting and principal accounting officer**
Marcus E. Bromley	69	Independent director and non-executive chairman of the board of directors
Robert A. Gary, IV	65	Independent director
Calvin E. Hollis	66	Independent director
Richard S. Ressler	60	Director
__________________________

*	As of November 30, 2018.

**	Non-executive officer.

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The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 70 of the prospectus.
Richard S. Ressler will serve as a director of our company beginning January 2019 and has served as vice president of our advisor since February 2018. In addition, Mr. Ressler will serve as a director of CCIT II, beginning in January 2019, and currently serves in the following positions for CCO Group and certain other programs sponsored by CCO Group:

Entity	Position(s)	Dates
CCPT IV; CCIT III; CIM Income NAV, Inc.	Chief executive officer, president and director	February 2018 – Present
CCI II Advisors; CCI III Advisors; CCPT IV Advisors; CIM Income NAV Advisors, LLC; CREI Advisors; and CCO Group, LLC	Vice president	February 2018 – Present

Mr. Ressler is the founder and President of Orchard Capital Corp. (Orchard Capital), a firm through which Mr. Ressler oversees companies in which Orchard Capital or its affiliates invest. Through his affiliation with Orchard Capital, Mr. Ressler serves in various senior capacities with, among others, CIM, Orchard First Source Asset Management (together with its controlled affiliates, OFSAM), a full-service provider of capital and leveraged finance solutions to U.S. corporations, and OCV Management, LLC (OCV), an investor, owner and operator of technology companies. Mr. Ressler also serves as a board member for various public and private companies in which Orchard Capital or its affiliates invest, including as chairman of j2 Global, Inc. (NASDAQ: JCOM), director of Presbia PLC (NASDAQ: LENS), and chairman of CIM Commercial Trust Corporation (NASDAQ: CMCT). Mr. Ressler served as Chairman and CEO of JCOM from 1997 to 2000 and, through an agreement with Orchard Capital, currently serves as its non-executive Chairman. Mr. Ressler has served as a director of LENS since January 2015 and as chairman of CMCT since March 2014. Mr. Ressler co-founded CIM in 1994 and, through an agreement with Orchard Capital, chairs its executive, investment, allocation and asset management committees and serves on its credit committee. CIM Investment Advisors, LLC, an affiliate of CIM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded the predecessor of OFSAM in 2001 and, through an agreement with Orchard Capital, chairs its executive committee. OFS Capital Management, LLC, an affiliate of OFSAM, is registered with the SEC as a registered investment adviser. Mr. Ressler co-founded OCV in 2016 and, through an agreement with Orchard Capital, chairs its executive committee. OCV is a relying adviser of OFS Capital Management, LLC. Prior to founding Orchard Capital, from 1988 until 1994, Mr. Ressler served as Vice Chairman of Brooke Group Limited, the predecessor of Vector Group, Ltd. (NYSE: VGR) and served in various executive capacities at VGR and its subsidiaries. Prior to VGR, Mr. Ressler was with Drexel Burnham Lambert, Inc., where he focused on merger and acquisition transactions and the financing needs of middle-market companies. Mr. Ressler began his career in 1983 with Cravath, Swaine and Moore, working on public offerings, private placements, and merger and acquisition transactions. Mr. Ressler holds a B.A. from Brown University, and J.D. and M.B.A. degrees from Columbia University. Mr. Ressler was selected to serve as a director because of his extensive real estate, business management and finance experience and expertise, in addition to his leadership roles at CMCT and its affiliates, all of which are expected to bring valuable insight to the board of directors.

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CCPT5-SUP-11F